

Mail Stop 3561

December 30, 2015

Jeffrey E. Holman
Chief Executive Officer
Vapor Corp.
3001 Griffin Road
Dania Beach, FL 33312

      Re: Vapor Corp.
              Preliminary Proxy Statement on Schedule 14A
              Filed December 18, 2015
              File No. 001-36469

Dear Mr. Holman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Proposal 2—Authorized Share Increase, page 19

Why did the Board approve the Authorized Share Increase?, page 19

1. Please provide greater detail about the shares to be issued in the Exchange Offer. Disclose the total number of shares you may issue if all of the Exchange Warrants are exercised and the number of additional authorized common stock that you will need if all of the Exchange Warrants are exercised. Disclose the total number of shares you may issue from the exchange of Units, and if you will need additional authorized common stock in order to issue common stock in the Exchange Offer please disclose the number of additional authorized shares needed. Please also explain why the number of authorized shares of common stock will be increased to 5,000,000,000 rather than 750,000,000 if the Exchange Offer is successful and explain what you mean by the term successful.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact John Dana Brown at (202) 551-3859 or me at (202) 551-3469 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure

cc: Martin T. Schrier
        Cozen O'Connor